                                UNITED STATES                               OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER       3235-0146
                            Washington, D.C. 20549                    Expires:  October 31, 1994
                                                                      Estimated average burden
                                 Schedule 13D                         hours per form.......14.90

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      American Healthcare Management, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  026496-20-8
                 ------------------------------------------------
                                (CUSIP Number)

Henry K. Jordan                              with a copy to:
Chief Financial Officer                      Paul Bernstein, Esq.
The Foothill Group, Inc.                     Riordan & McKinzie
11111 Santa Monica Blvd., Suite 1500         300 South Grand Avenue
Los Angeles, California 90025                Los Angeles, California 90071
(310) 996-7000                               (213) 629-4824
- --------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 19, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 20
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


 CUSIP No.  026496-20-8                                   Page  2  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     The Foothill Group, Inc.
     94-1663353



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   026496-20-8                               Page  3  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Foothill Capital Corporation
     95-2689288



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   026496-20-8                          Page  4  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     The Foothill Fund, a California Limited Partnership
     95-4153040



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC,00


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  026496-20-8                                    Page  5  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Foothill Recovery Fund, a California Limited Partnership
     95-4181105



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   026496-20-8                                   Page  6  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Foothill Partners, L.P., a Delaware Limited Partnership
     95-4291521



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   026496-20-8                                   Page  7  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Don L. Gevirtz




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  026496-20-8                                    Page  8  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     John F. Nickoll




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC,00


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   026496-20-8                                   Page  9  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Dennis R. Ascher




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  026496-20-8                                   Page  10  of  20  Pages

1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey T. Nikora




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                         7    SOLE VOTING POWER
                              -0-


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          -0-
          BY
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 -0-

                         10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                 The Statement on Schedule 13D, filed March 16, 1990, as amended (i) by Amendment No. 1, filed October 11, 1991, (ii) by Amendment No. 2, filed February 14, 1992, and (iii) by Amendment No. 3, filed April 15, 1993 (as amended, the "Initial Filing"), relating to the common stock, $.01 par value per share, CUSIP No. 026496-20-8 (the "Common Stock"), of American Healthcare Management, Inc., a Delaware corporation (the "Issuer"), and filed by The Foothill Group, Inc., a Delaware corporation ("Group"), The Foothill Fund, a California limited partnership ("Fund"), Foothill Recovery Fund, a California limited partnership ("Recovery Fund"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners"), Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners") (Group, Fund, Recovery Fund, Capital, Partners and the Managing General Partners are collectively referred to hereinafter as the "Filing Persons") is amended and restated as follows:

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the Common Stock. The Issuer has its principal executive offices at 660 American Avenue, Suite 200, King of Prussia, Pennsylvania 19406. Pursuant to the Agreement and Plan of Merger dated as of November 18, 1993 by and among the Issuer, AHM Acquisition Co., Inc. and OrNda Health Corp ("OrNda"), (i) each of the outstanding shares of Common Stock was exchanged for 0.60 of a share of common stock of OrNda and
(ii) the Issuer became a wholly-owned subsidiary of OrNda (collectively, the "Merger"). Following the Merger, the Common Stock was deregistered under
Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

Item 2.          Identity and Background.

                 This Schedule 13D is filed on behalf of the Filing Persons. Group is the general partner of Partners and the general partner and a limited partner of Fund and Recovery Fund. Capital is a wholly-owned subsidiary of Group.

                 Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 promulgated under the Act, Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners.

                 Under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Fund and Recovery Fund by virtue of the fact that Group, as general partner of each of Fund and Recovery Fund, shares with Fund and Recovery Fund, respectively, the voting and dispositive power with respect to shares of Common Stock held by Fund and Recovery Fund. Also under the Beneficial Owner Definition, Group may be deemed beneficially to own the shares of Common Stock owned by Capital by virtue of the fact that Group, as the parent





                              Page 11 of 20 pages.

of Capital, has voting or dispositive power with respect to shares of Common Stock held by Capital.

                 Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

                 Each of Fund and Recovery Fund has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each of Fund and Recovery Fund is to engage in the business of investment in various financial assets.

                 Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Capital is to engage in asset-based financing to businesses.

                 Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to engage in the business of investment in various financial assets.

                 Each of the Managing Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each Managing Partner is to engage in the business of investment in various financial assets.

                 The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.

                                                            Principal
     Name                  Business Address                 Occupation
     ----                  ----------------                 ----------
Don L. Gevirtz           11111 Santa Monica Blvd.     Chief Executive Officer
                         Suite 1500                   and Chairman of the
                         Los Angeles, CA  90025       Board





                              Page 12 of 20 pages.

John F. Nickoll             11111 Santa Monica Blvd.               President, Vice
                            Suite 1500                             Chairman of the Board,
                            Los Angeles, CA  90025                 Co-Chief Executive
                                                                   Officer, Chief
                                                                   Operating Officer and
                                                                   Director

David C. Hilton             11111 Santa Monica Blvd.               Executive Vice
                            Suite 1500                             President
                            Los Angeles, CA  90025

Peter E. Schwab             11111 Santa Monica Blvd.               Executive Vice
                            Suite 1500                             President
                            Los Angeles, CA  90025

Henry K. Jordan             11111 Santa Monica Blvd.               Senior Vice President,
                            Suite 1500                             Chief Financial Officer
                            Los Angeles, CA  90025                 and Corporate Secretary

Steven L. Volla             American Healthcare Management, Inc.   Director; Chairman of
                            660 American Avenue                    the Board and Chief
                            Suite 200                              Executive Officer
                            King of Prussia, PA 19406

Warren Bennis, Ph.D.        USC School of Business Administration  Director; Professor
                            300-A Bridge Hall
                            901 Exposition Blvd.
                            Los Angeles, CA  90089

Arthur Malin, M.D.          606 No. Foothill Road                  Director;
                            Beverly Hills, CA  90201               Professor

Jeffrey A. Lipkin           Recovery Equity Partners, L.P.         Director; General
                            901 Marina Island Blvd.                Partner
                            Suite 555
                            San Mateo, CA  94404





                              Page 13 of 20 pages.

Joseph J. Finn-Egan         Recovery Equity Partners, L.P.         Director; General
                            901 Marina Island Blvd.                Partner
                            Suite 555
                            San Mateo, CA  94404

FOOTHILL CAPITAL CORPORATION
- ----------------------------

                                                                       Principal
     Name                      Business Address                        Occupation
     ----                      ----------------                        ----------


John F. Nickoll             11111 Santa Monica Blvd.               Chairman of the Board
                            Suite 1500                             and Director
                            Los Angeles, CA 90025

Don L. Gevirtz              11111 Santa Monica Blvd.                Vice President
                            Suite 1500
                            Los Angeles, CA 90025

Peter E. Schwab             11111 Santa Monica Blvd.               President, Chief
                            Suite 1500                             Operating Officer and
                            Los Angeles, CA 90025                  Director

David C. Hilton             11111 Santa Monica Blvd.               Executive Vice
                            Suite 1500                             President, Chief
                            Los Angeles, CA 90025                  Financial Officer,
                                                                   Chief Credit Officer
                                                                   and Director

Henry K. Jordan             11111 Santa Monica Blvd.               Senior Vice President/
                            Suite 1500                             Finance and Corporate
                            Los Angeles, CA 90025                  Secretary

Ellyn Norwood               11111 Santa Monica Blvd.               Senior Vice President/
                            Suite 1500                             Human Resources
                            Los Angeles, CA 90025

                 During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent





                              Page 14 of 20 pages.

jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

                 Group, Capital, Fund and Recovery Fund received Common Stock in satisfaction of the claims that Group, Capital, Fund and Recovery Fund held against the Issuer in the voluntary Chapter 11 proceeding filed on August 7, 1987, by the Issuer in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (Case No. 387-34308-RCM-11 Re: American Healthcare Management, Inc.). In this bankruptcy proceeding, a plan was approved, on October 6, 1989 (the "Bankruptcy Plan"), pursuant to which the Issuer's 15% Senior Subordinated Notes, due December 15, 2004 (the "Bonds") and certain par value bank debt (the "Debt"), were satisfied with the distribution to Bond holders of certain equity securities and warrants to purchase equity securities of the Issuer, and the distribution to Debt holders of certain equity securities of the Issuer (collectively, the "Distributions"). As a result of the Distributions, Group and Fund received 397,515 and 492,399 shares, respectively, of Common Stock, and 74,826 and 82,380 warrants, respectively, to purchase additional shares of Common Stock. Capital and Recovery Fund received 716,354 shares and 27,379 shares, respectively, of Common Stock.

                 Prior to the Distributions, Group had owned $5,450,000 par value of the Bonds acquired during the period from August 13, 1987, through February 19, 1988, at a total cost of $1,487,750. Group's source of funds for these previous purchases was working capital.

                 Prior to the Distributions, Capital had owned $21,803,333 par value of the Debt, acquired during the period from April 20, 1988, through November 30, 1988, at a total cost of $10,505,675. Capital's source of funds for these previous purchases was working capital.

                 Prior to the Distributions, Fund had owned $6,000,000 par value of the Bonds and $1,666,666 of the Debt, acquired during the period from September 6, 1988 through November 30, 1988 at a total cost of $3,117,500. Fund's source of funds for these previous purchases was working capital and the proceeds of margin loans in the aggregate amount of $410,000 from Shearson Lehman Hutton, Inc., borrowed pursuant to a Client Agreement (the "Client Agreement") dated April 4, 1988, a copy of which was





                              Page 15 of 20 pages.

attached to the Initial Filing as Exhibit 1 thereto, and which is incorporated herein by reference.

                 In addition, subsequent to the Distributions (on February 27,
1990), Fund purchased 60,000 shares of Common Stock at a cost of $79,925. Fund's source of funds for this purchase was the proceeds of margin loans from Shearson Lehman Hutton, Inc., borrowed pursuant to the Client Agreement.

                 Prior to the Distributions, Recovery Fund had owned $833,333 par value of the Debt, acquired on November 30, 1988, at a cost of $500,000. Recovery Fund's source of funds for this previous purchase was working capital.

                 On May 29, 1991, Group received 1,934 additional shares of Common Stock and warrants to purchase 364 additional shares of Common Stock, and on September 16, 1991, Fund received 2,129 additional shares of Common Stock and warrants to purchase 401 additional shares of Common Stock, all as further Distributions by the Issuer pursuant to the Bankruptcy Plan.

                 On September 27, 1991, Group, Capital, Fund, Recovery Fund and Partners received 2,622, 1,490,000, 851,998, 361,139 and 3,358,582 shares of
Common Stock, respectively, in consideration for the exchange (the "Exchange") of the Issuer's 14% Series B Senior Secured Notes due December 29, 1999 (the "Notes") held by Group, Capital, Fund, Recovery Fund and Partners, and Partners purchased warrants to purchase 4,138 shares of Common Stock on August 27, 1991.

                 Prior to the Exchange, Group had owned $9,806 par value of the Notes acquired during the period from May 29, 1991 through August 14, 1991 at a total cost of $4,943.50. Group's source of funds for these previous purchases was working capital.

                 Prior to the Exchange, Capital had owned $9,765,528 par value of the Notes, acquired during the period from December 29, 1989 through July 2, 1991 at a total cost of $5,210,238.36. Capital's source of funds for these previous purchases was working capital.

                 Prior to the Exchange, Fund had owned $3,222,635 par value of the Notes, acquired during the period from December 29, 1989 through September 16, 1991 at a total cost of $1,543,478.26. Fund's source of funds for these previous purchases was working capital.

                 Prior to the Exchange, Recovery Fund had owned $1,361,750 par value of the Notes, acquired during the period from December 29, 1989 through July 9, 1991 at a total cost of





                              Page 16 of 20 pages.

$631,008.16. Recovery Fund's source of funds for these previous purchases was working capital.

                 Prior to the Exchange, Partners had owned $22,000,298 par value of the Notes, acquired during the period from October 12, 1990 through September 20, 1991 at a total cost of $9,565,644.65.

                 On December 10, 1992, Partners and Group purchased on the open market, using cash from working capital, 57,750 and 19,250 shares of Common Stock, respectively, at a price per share of $4.50.

                 On February 23, 1993, Partners and Group purchased on the open market, using cash from working capital, 75,500 and 25,000 shares of Common Stock, respectively, at a price per share of $4.625.

                 On February 24, 1993, Partners and Group purchased on the open market, using cash form working capital, 67,500 and 22,500 shares of Common Stock, respectively, at a price per share of $4.50.

                 On April 5, 1993, Partners and Group purchased on the open market, using cash from working capital, 7,500 and 2,500 shares of Common Stock, respectively, at a price per share of $4.25.

                 Prior to the Merger, Fund and Recovery Fund distributed to Group and to their respective limited partners all of the shares of Common Stock which they then owned.

                 Prior to the Merger, each of the Filing Persons exercised any warrants which they owned to purchase shares of Common Stock.

                 On April 19, 1994, the Merger was approved by the shareholders of the Issuer and of OrNda. In the Merger, each share of Common Stock was exchanged for 0.60 of a share of common stock of OrNda.

Item 4.          Purpose of Transaction.

                 The Filing Persons have disposed of all of their shares of Common Stock pursuant to the Merger.

Item 5.          Interest in Securities of The Issuer.

                 (a) As of the date of their execution hereof, each of the Filing Persons was the direct owner of -0- shares of Common Stock.

                 (b) As of the date of their execution hereof, each of the Filing Persons had the sole or shared power to vote or dispose of -0- shares of Common Stock.





                              Page 17 of 20 pages.

                 (c) Prior to the Merger, Fund and Recovery Fund distributed to Group and to their respective limited partners all of the shares of Common Stock which they then owned.

                 Prior to the Merger, each of the Filing Persons exercised any warrants which they owned to purchase shares of Common Stock.

                 On April 19, 1994, the Merger was approved by the shareholders of the Issuer and of OrNda. In the Merger, each share of Common Stock was exchanged for 0.60 of a share of common stock of OrNda.

                 (d)      Not applicable.

                 (e) On April 19, 1994, the Filing Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Group is the sole general partner and a limited partner of Fund and Recovery Fund under Agreements of Limited Partnership dated as of March 1, 1988, as amended, and November 22, 1988, as amended, respectively (the "Partnership Agreements"). The Partnership Agreements provide for the formation of Fund and Recovery Fund as partnerships to invest the funds of each partnership in securities of, and claims or other rights against, companies in financial distress, companies in the process of financial reorganization and companies in distressed industries. Group, as general partner, has the exclusive right and power to manage the business and affairs of the partnerships, including the power to purchase and dispose of the shares of Common Stock and warrants owned by Fund and Recovery Fund, as well as securities of the type described above. The general partner and limited partners have certain rights to receive the proceeds of the sales of securities, including the shares of Common Stock and warrants of the Issuer, if any, in accordance with the Partnership Agreements.

                 Group, Capital, Fund, Recovery Fund and the Managing General Partners have executed a joint reporting agreement (the "Joint Reporting Agreement") dated April 5, 1993, which was attached to the Initial Filing as
Exhibit 3 thereto and is incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.          Material to be Filed as Exhibits.

                 The Client Agreement and the Joint Reporting Agreement are incorporated herein by reference.





                              Page 18 of 20 pages.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 1994
                                  THE FOOTHILL GROUP, INC.

                                  By:   /s/ Dennis R. Ascher
                                        -----------------------
                                  Name:     Dennis R. Ascher
                                            -------------------
                                  Title:    Vice President
                                            -------------------


                                  FOOTHILL CAPITAL CORPORATION


                                  By:   /s/ Dennis R. Ascher
                                        -----------------------
                                  Name:     Dennis R. Ascher
                                            -------------------
                                  Title:    Vice President
                                            -------------------


                                  THE FOOTHILL FUND
                                  a California Limited Partnership
                                  By:   The Foothill Group, Inc.,
                                        General Partner

                                  By:   /s/ Dennis R. Ascher
                                        -----------------------
                                  Name:     Dennis R. Archer
                                            -------------------
                                  Title:    Vice President
                                            -------------------


                                  FOOTHILL RECOVERY FUND
                                  a California Limited Partnership
                                  By:   The Foothill Group, Inc.,
                                        General Partner

                                  By:   /s/ Dennis R. Ascher
                                        -----------------------
                                  Name:     Dennis R. Ascher
                                            -------------------
                                  Title:    Vice President
                                            -------------------




                              Page 19 of 20 pages.

                                  FOOTHILL PARTNERS, L.P.
                                  a Delaware Limited Partnership
                                  By:   The Foothill Group, Inc.,
                                        General Partner

                                  By:   /s/ Dennis R. Ascher
                                        -----------------------
                                  Name:     Dennis R. Ascher
                                            -------------------
                                  Title:    Vice President
                                            -------------------


                                  MANAGING GENERAL PARTNERS


                                  /s/ Don L. Gevirtz
                                  -----------------------------
                                  Don L. Gevirtz


                                  /s/ John F. Nickoll
                                  -----------------------------
                                  John F. Nickoll


                                  /s/ Dennis R. Ascher
                                  -----------------------------
                                  Dennis R. Ascher


                                  /s/ Jeffrey T. Nikora
                                  -----------------------------
                                  Jeffrey T. Nikora





                              Page 20 of 20 pages.